RED EYE LOUIE'S INC



ANNUAL REPORT

160 Highland View Dr.

Birmingham, AL 35242

(205) 980-0900

www.redeyelouies.com

This Annual Report is dated June 15, 2021.

BUSINESS

Red Eye Louie's Inc is a manufacturer of Alcholic beverages under many trademarks like VODQUILA, RUMQUILA and WHISQUILA. We are selling our products in USA as well in overseas markets. Our main products are Blends but we are also creating additional brands to sell Vodka, Gin, Rum, Tequila and Bourbon.

The Company was originally formed as VODQUILA LLC in Alabama in 2011. In 2018, the Company converted to a corporation, Red Eye Louie's Inc., in Alabama to further develop the brand and multiple product lines.

Previous Offerings

Between 2020 and 2019, we sold __0 (Zero) [shares of common stock] in exchange for $1.00_ per share under Regulation Crowdfunding.

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 1,000

Use of proceeds: Founder's Issuance.

Date: April 18, 2018

Offering exemption relied upon: 506(b)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 14,999,000

Use of proceeds: Founder's Issuance - Stock Split.

Date: August 20, 2020

Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

Circumstances which led to the performance of financial statements:

We have been in operation since 2011. We do have seasonal cycles in wine and spirits industry i.e. summers are better than spring and Holiday season is when we make about 40% of sales of the year. Main source of revenue is sales of VODQUILA Brand and that will continue to grow for foreseeable future. The 2020 was an exceptional year as we faced lot of import duties from our Glass bottles and packaging material coming from China. The cost of goods went up but was offset by other mitigating circumstances. Covid-19 actually helped the sales of wine and spirits as people consumed more alcohol during Lock downs. We are running full steam during these un precedented times.

Results of operations

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenue

Revenue for fiscal year 2020 was $1,567,468.75, an increase of about 60% compared to fiscal year 2019 revenue of $957,990.26. As a result of more focus on the U.S. market, our higher-margin U.S. sales were up 60% year over year, offsetting a more than 30% decline in international sales. We believe that the decline in international sales resulted from us having a particularly strong 2018 internationally combined with a more concentrated focus on U.S. sales in 2019. We believe that the U.S. is the most important market for us to demonstrate success with our distilled spirits, so we spent the vast majority of our marketing and sales efforts in the U.S. in 2020 as ban on international travel prevented us from promoting our products in international markets.

Cost of sales

Cost of sales in 2020 was $1,095,057.18, an increase of approximately $422,942.51 from costs of $609,740.84 in fiscal year 2019. The increase was largely due to an increase in higher-margin direct-to-consumer sales, additional inventory, increased cost of Glass, freight and tariffs.

Gross margins

2020 gross profit increased by $124,459.68 over 2019 gross profits and gross margins as a percentage of revenues decreased from 36.3% in 2018 to 30.1% in 2020. This decreased performance was caused by an increase in tariffs and duties paid for our imported goods, and a increase in competitive discounts offered during pandemic to sustain the sales trajectory.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and trademarks, as well as research and development expenses. Expenses in 2020 increased $70,788.52 from 2019.

Historical results and cash flows:

The historical results for 2019 and 2020 are typical of our performance over the years, but 2020 has seen increase of 60% in sales because of addition of 2 new brands and stay at home policies of many states in USA. The spirits consumption went up and resulting gross profits will be higher than previous years.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $284,876.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Servis 1st Bank

Amount Owed: $400,000.00

Interest Rate: 0.0%

Maturity Date: December 28, 2022

Line of Credit $500,000.00. ($400,000 used)

Creditor: Chander Arora

Amount Owed: $400,000.00

Interest Rate: 0.0%

Maturity Date: December 28, 2022

Loan from the Company CEO, Chander Arora. Currently outstanding at $400,000.00 The loan bears no interest and will mature on 12/28/2022.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Chander Arora

Chander Arora's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder, Chief Executive Officer, and Director

Dates of Service: February 18, 2011 - Present

Responsibilities: Administrative, Financial, Production and Innovation. Chander currently receives $1,900 per week in salary and owns all outstanding shares in the company.

Other business experience in the past three years:

Employer: SELTERZ, INC

Title: President

Dates of Service: January 10, 2000 - February 28, 2020

Responsibilities: Running and Managing the Real Estate, C Stores, Subway ETC

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Chander Arora

Amount and nature of Beneficial ownership: 15,000,000

Percent of class: 100.0

RELATED PARTY TRANSACTIONS

Name of Entity: Chander Arora

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: Loan from CEO, Founder and Director Chander Arora.

Material Terms: Currently outstanding at $400,000.00. The loan bears no interest and will mature on 12/28/2022.

OUR SECURITIES

Our authorized capital stock consists of 15,000,000 shares of common stock, par value $1.00 per share. As of December 31, 2020, _____shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.
[Add any preferred stock authorized and/or issued]

[Insert dividends, redemption and other provisions included in Reg CF if applicable]

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Red Eye Louie's Inc (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the Wine and Spirits Industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering common stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Blended Spirits is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company has a signed, Trademark Assignment for many trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. Our Trademarks were originally held by, CEO/Founder, Chander Arora, he has signed an agreement that transfers all rights to the trademarks to Red Eye Louie's, Inc.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Red Eye Louie's Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Red Eye Louie's Inc. could harm our reputation and materially negatively impact our financial condition and business.

Trademark Dispute VODQUILA vs. VODKILA.

A Trademark application was filed by another company from New York on 02/08/2011, about 3 weeks prior to our filing, for registering VODKILA. Their TM was granted as they filed first. We filed VODQUILA TM on 03/01/2011. We have contested it based on First in USE, but have been unsuccessful in the USPTO trials. Based on our knowledge, the other company is not doing much business nationally. They currently focus only in NY and a couple of more states. We are in negotiations with them to have concurrent use and a no contest agreement. Civil Trials can be expensive so we have been trying to avoid that as a potential outcome.

Trademark Ownership

Currently, Chander Arora is the registered owner of certain Trademarks pertaining to the Company's products. Mr. Arora has executed a Trademark assignment agreement to assign all ownership rights to the company, Red Eye Louie's Inc. In addition, new trademarks related to future brands are being registered under the company's name.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on June 15, 2021.

RED EYE LOUIE'S INC

By /s/ *Chander Arora*

    Name: Chander Arora

    Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

1:46 PM

04/06/21

Accrual Basis

Red Eye Louie's, Inc.
Profit & Loss
January through December 2020

	Jan - Dec 20	Jan - Dec 19	$ Change
Ordinary Income/Expense			
Income			
Sales	1,567,468.75	957,990.26	609,478.49
Total Income	1,567,468.75	957,990.26	609,478.49
Cost of Goods Sold			
Breakage	2,780.00	0.00	2,780.00
Freight and Shipping Costs	519.10	297.53	221.57
Park Street expenses	59,074.73	0.00	59,074.73
Product cost			
Bottles	228,331.24	191,328.08	37,003.16
Cork and Washer	10,473.00	0.00	10,473.00
Freight	40,332.45	32,621.06	7,711.39
Product cost - Other	753,546.66	385,791.70	367,754.96
Total Product cost	1,032,683.35	609,740.84	422,942.51
Total COGS	1,095,057.18	610,038.37	485,018.81
Gross Profit	472,411.57	347,951.89	124,459.68
Expense			
Advertising and Promotion	19,740.77	24,468.14	-4,727.37
Automobile Expense			
fuel	1,463.68	441.91	1,021.77
Automobile Expense - Other	1,444.32	774.79	669.53
Total Automobile Expense	2,908.00	1,216.70	1,691.30
Bank Service Charges			
wire fee	1,270.00	7,918.05	-6,648.05
Bank Service Charges - Other	233.33	386.30	-152.97
Total Bank Service Charges	1,503.33	8,304.35	-6,801.02
Commission Expense	53,249.68	45,706.89	7,542.79
Computer and Internet Expenses	5,603.55	2,837.68	2,765.87
Consultants - Customs/ Duty Fre	0.00	275.00	-275.00
Depreciation Expense	19,609.00	5,450.93	14,158.07
Dues and Subscriptions	1,559.05	987.92	571.13
Insurance Expense	5,951.69	4,929.99	1,021.70
Interest Expense	23,915.72	13,626.17	10,289.55
Legal Fees	3,810.73	945.72	2,865.01
Licenses and Fees	3,167.51	615.22	2,552.29
Marketing and Promotion	0.00	1,886.56	-1,886.56
Meals and Entertainment	4,203.37	1,752.75	2,450.62
Office Supplies	1,813.45	465.84	1,347.61
Payroll Expenses			
Employee Wage	142,310.67	95,792.53	46,518.14
Employer Payroll Tax	13,528.31	9,810.25	3,718.06
Payroll Expenses - Other	34,275.25	27,557.20	6,718.05
Total Payroll Expenses	190,114.23	133,159.98	56,954.25
Postage and Delivery	1,315.20	2,638.82	-1,323.62
Professional Fees			
Accounting	4,500.00	7,891.83	-3,391.83
Professional Fees - Other	8,605.08	6,708.56	1,896.52
Total Professional Fees	13,105.08	14,600.39	-1,495.31

Red Eye Louie's, Inc.
Profit & Loss
January through December 2020

	Jan - Dec 20	Jan - Dec 19	$ Change
Repairs and Maintenance	1,388.85	157.48	1,231.37
Samples for Distributors	201.34	24.60	176.74
Taxes Business Privilege	229.41	110.00	119.41
Telephone Expense	4,869.10	6,334.79	-1,465.69
Trade Shows	7,155.51	22,318.49	-15,162.98
Trademark	717.50	8,329.50	-7,612.00
Travel Expense	811.59	12,128.59	-11,317.00
Total Expense	366,943.66	313,272.50	53,671.16
Net Ordinary Income	105,467.91	34,679.39	70,788.52
Other Income/Expense			
Other Expense			
Federal income tax	21,326.00	0.00	21,326.00
State income tax	5,577.00	0.00	5,577.00
Total Other Expense	26,903.00	0.00	26,903.00
Net Other Income	-26,903.00	0.00	-26,903.00
Net Income	**78,564.91**	**34,679.39**	**43,885.52**

7:43 AM
12/29/21
Accrual Basis

Red Eye Louie's, Inc.
Balance Sheet
As of December 31, 2019

	Dec 31, 19
ASSETS	
Current Assets	
Checking/Savings	
Regions Checking	56,617.81
Total Checking/Savings	56,617.81
Accounts Receivable	
Accounts Receivable	175,480.62
Total Accounts Receivable	175,480.62
Other Current Assets	
Inventory	499,334.82
Total Other Current Assets	499,334.82
Total Current Assets	731,433.25
Fixed Assets	
Accumulated Depreciation	-5,450.93
Furniture and Equipment	5,450.93
Total Fixed Assets	0.00
TOTAL ASSETS	**731,433.25**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	106,747.42
Total Accounts Payable	106,747.42
Credit Cards	
American Express #43003	874.99
American Express #62002	5,893.43
Capital One	-1.10
Paypal Extras Mastercard	2,100.29
Regions Visa - #3635	105.46
Total Credit Cards	8,973.07
Other Current Liabilities	
Direct Deposit Liabilities	-1,939.79
N/P ServisFirst #34790	360,699.10
Payroll Liabilities	4,757.15
Total Other Current Liabilities	363,516.46
Total Current Liabilities	479,236.95
Long Term Liabilities	
Loan From Member	72,369.08
Loan From Related Party	5,000.00
Total Long Term Liabilities	77,369.08
Total Liabilities	556,606.03
Equity	
Members Draw	-10,437.12
Members Equity	150,584.95
Net Income	34,679.39
Total Equity	174,827.22
TOTAL LIABILITIES & EQUITY	**731,433.25**

Red Eye Louie's, Inc.
Balance Sheet
As of December 31, 2020

	Dec 31, 20
ASSETS	
Current Assets	
Checking/Savings	
Regions Checking	284,876.29
Total Checking/Savings	284,876.29
Accounts Receivable	
Accounts Receivable	185,042.58
Total Accounts Receivable	185,042.58
Other Current Assets	
Inventory	640,609.44
Total Other Current Assets	640,609.44
Total Current Assets	1,110,528.31
Fixed Assets	
Accumulated Depreciation	-25,059.93
Furniture and Equipment	55,749.43
Total Fixed Assets	30,689.50
TOTAL ASSETS	1,141,217.81
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	163,419.97
Total Accounts Payable	163,419.97
Credit Cards	
American Express #43003	485.67
American Express #62002	12,924.46
Total Credit Cards	13,410.13
Other Current Liabilities	
Accrued Federal income tax	21,326.00
Accrued State income tax	5,577.00
Direct Deposit Liabilities	-2,376.91
N/P ServisFirst #34790	400,000.00
Payroll Liabilities	7,414.94
Payroll Protection Loan	27,742.00
Total Other Current Liabilities	459,683.03
Total Current Liabilities	636,513.13
Long Term Liabilities	
Loan From Member	57,828.16
Loan From Related Party	5,000.00
N/P ACC	44,984.39
N/P SBA	143,500.00
Total Long Term Liabilities	251,312.55
Total Liabilities	887,825.68
Equity	
Members Equity	174,827.22
Net Income	78,564.91
Total Equity	253,392.13
TOTAL LIABILITIES & EQUITY	1,141,217.81

CERTIFICATION

      I, Chander Arora, Principal Executive Officer of RED EYE LOUIE'S INC, hereby certify that the financial statements of RED EYE LOUIE'S INC included in this Report are true and complete in all material respects.

Chander Arora

Principal Executive Officer